Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-182331

NORTHERN STATES POWER COMPANY
(a Minnesota corporation)

$300,000,000 2.15% FIRST MORTGAGE BONDS, SERIES DUE AUGUST 15, 2022
$500,000,000 3.40% FIRST MORTGAGE BONDS, SERIES DUE AUGUST 15, 2042

Issuer:	Northern States Power Company (a Minnesota corporation)
Issue Format:	SEC Registered
Expected Ratings*:	A1/A/A+ (Stable/Stable/Stable) (Moody’s/Standard & Poor’s/Fitch)
Security Type:	First Mortgage Bonds
Pricing Date:	August 6, 2012
Settlement Date:	August 13, 2012 (T+5)
Interest Payment Dates:	Each February 15 and August 15, commencing February 15, 2013
Principal Amount:	$300,000,000	$500,000,000
Maturity Date:	August 15, 2022	August 15, 2042
Reference Benchmark:	1.750% due May 15, 2022	3.125% due February 15, 2042
Benchmark Price:	101–29+	110–17
Benchmark Yield:	1.537%	2.611%
Re-offer Spread:	+63 bps	+83 bps
Re-offer Yield:	2.167%	3.441%
Coupon:	2.15%	3.40%
Issue Price to Public:	99.848%	99.236%
Net Proceeds to Issuer:	$297,594,000 (before transaction expenses)	$491,805,000 (before transaction expenses)
Make-Whole Call:	Prior to February 15, 2022, T+10 bps	Prior to February 15, 2042, T+15 bps
Par Call:	On or after February 15, 2022	On or after February 15, 2042
CUSIP/ISIN:	665772CH0/US665772CH05	665772CJ6/US665772CJ60
Minimum Denominations:	$1,000
Joint Bookrunners:	Barclays Capital Inc. J.P. Morgan Securities LLC KeyBanc Capital Markets Inc. UBS Securities LLC Wells Fargo Securities, LLC
Co-Managers:	BNY Mellon Capital Markets, LLC BMO Capital Markets Corp.

* Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC, collect at 1-212-834-4533, UBS Securities LLC, toll free at 877-827-6444, ext. 561 3884 or Wells Fargo Securities, LLC, toll free at 1-800-326-5897.